EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 of Texas Capital Bancshares, Inc. for the rescission of up to 16,361 shares of its common stock pursuant to the 2000 Employee Stock Purchase Plan purchased on June 30, 2005 and to the incorporation by reference therein of our reports dated February 28, 2006, with respect to the consolidated financial statements of Texas Capital Bancshares, Inc., Texas Capital Bancshares, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Texas Capital Bancshares, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Dallas, Texas
November 14, 2006